KIWIBOT

Robotic system that helps companies deliver safely and timely to their customers


Delivery
doctor
Delivery
Nurse

kiwibot.com Berkeley CA

Technology | Hardware | Food | Robotics | Logistics

Highlights

1. Investors include Berkeley Skydeck, Infinity, Prototype Capital, Urban.us & TYLT Ventures
2. Key partnerships with the City of San Jose, Shopify, Rappi, Ordermark, and Olo.
3. Agreements signed with Domino's Pizza & Chick-fil-A. (3 other big deals to be announced in Q1)
4. Advisors include Andrew Savage (Lime), Patrick Lee (Rotten Tomatoes), Ariel Poler & Trevor Darrell.
5. Pre-pandemic fleet of 20 Kiwibots grew to 50 — with 500 more robots in production.

Our Team



Felipe Chavez Cortes Chief Executive Officer

Former Co-founder & CEO of Lulo, the Instacart for LATAM, that more recently got acquired. Was chosen as an MIT under 35.

> Being able to move stuff around us is fundamental to optimize local commerce.

Being able to move stuff around us is fundamental to optimize local commerce.



Sergio Pachon Chief Operations Officer

Entrepreneur with 6 years of experience. Previously Co-founder & COO of Lulo, an Instacart for LATAM acquired by Merqueo.com



David Rodriguez Head of Business Development

Part of Kiwibot's founding team, David previously worked as an Administrative Director for United Ambassadors for Colombia. He is an expansion leader, launcher, and partnerships' expert.

We made the world's most affordable delivery service — little robots taking the industry by storm.

Delivery today is pricey. We raised $5M to make robots that have made more than 100,000 deliveries today. We partnered with Rappi, Shopify, Ordermark, and 3 other public companies that we will announce soon. Our next milestone is making San Jose the first robotified city in the world.





80% of parcels will be delivered by autonomous vehicles in the next decade. But delivery today is too expensive... for everyone.

For every order, customers pay a 17-40% higher price due to delivery fees. Merchants experience a 20-40% cut from third-party marketplace commissions.



The Growing Weight of Amazon's Logistics Costs
Amazon's fulfillment and shipping costs as a percentage of net sales
Shipping costs
Fulfillment costs*
Shipping costs in 2018 $27.7b
Fulfillment costs in 2018 $34.0b
30%
25%
20%
15%
10%
5%
0
14.6%
11.9%
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018
* Fulfillment costs consist of costs incurred in operating and staffing fulfillment centers, customer service centers and physical stores as well as payment processing costs
@StatistaCharts Source: Amazon
statista

We are leading the robotic revolution — building the autonomous delivery infrastructure of tomorrow.

The Kiwibot boasts proven operational technology with autonomous obstacle avoidance sensors and sidewalk and corner location detectors. Our current focus is providing an end-to-end robotic infrastructure to restaurant chains and food delivery aggregators.



Kiwibot 3.3
Kiwibot 4.0
Inner bag available for 10" pizzas.
Inner container available for 12" pizzas
kiwibot

After 100,000 orders, we've achieved sustainable growth while reducing costs.



Cost / Order
$15.00
$10.00
$5.00
$0.00
$7.8
$8.21
$5.45
$3.89
$3.59
$3.19
$2.99
$2.98
$1.70
$1.13
$0.50
$0.60
$0.70
$1.30
2017-Q4
2018-Q4
2019-Q4
2019-Q4
2020-Q4
2021-Q4
2022-Q4
Cost
Revenue
Human traditional cost

Kiwi is making San Jose the first robotified city in the world.

We partnered with the San Jose Department of Transportation, Shopify, Olo, and Ordermark to directly integrate with over 120 restaurants in the city. We're launching July 2020.


College Park
Little Italy
SAN JOSÉ
STATE
UNIVERSITY
Washington
SAN JOSE CITY
COLLEGE

As seen on Shark Tank

We were part of the first season of Shark Tank Colombia


Kiwibot - Shark Tank
LA MORDIDA PERFECTA
#SharkTankCol
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Watch on YouTube

This is a $15 billion opportunity for last-mile logistics

And the time is now as we're for the first time ever experiencing a "new normal."


We are not going back to the "normal"
COVID-19
1 We need to promote local commerce
The pandemic is driving states and local tax collections way down - and theirExpenses way up.
2 Supply chain will change
Companies will accelerate the adoption of new technologies in their logistic process.
Supply chain: The next normal
Degree of shift in Consumer behavior, Regulation, Organizations, and Supply Chain all drive a "next normal"
3 A new customer-behavior
Contact-less, restaurant/delivery food hygienic ratings, and ordering simplification will be the new normal.
4 Couriers on the street are risking their health, and the others
End-users are being affected with higher fees and couriers at risk while they became transmitters.
kiwibot

We are improving people's lives with the world's most affordable and technologic delivery service for local commerce around the world.

Join our mission so we can make our delivery service faster and cheaper than any out there — empowering you to get whatever you want when you want it.


#KIWIBOT